Bradford & Bingley

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 27 2006
WASH, D.C.
210

SUPPL

20 September 2006

06017174

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

Yours faithfully

John Pickering
Assistant Manager
Company Secretary's Office

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

F427 (02/2005)

20 September 2006

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Mortgages Trustee Limited, Aire Valley Funding 1 Limited and Aire Valley Mortgages 2004 -1 plc, Aire Valley Mortgages 2005 - 1 Plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**September 2006**	**June 2006**
Outstanding current balance of mortgages	£7,296,090,463	£7,757,907,903
Number of mortgages	60,533	64,566
Average loan balance	£120,531	£120,155
Weighted average current LTV	77.11%	77.25%
Arrears:		
1 month +	1.96%	2.00%
3 months +	1.12%	1.16%
12 months +	0.05%	0.07%
Repossessions	0.13%	0.14%

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Mandy Pursey
Tel: +44 (0) 20 7067 5645
Email: mandy.pursey@bbg.co.uk

END